Filed by Plum Creek Timber Company, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File Number: 1-3506
Subject Company: Georgia-Pacific Corporation

THE FOLLOWING IS A DESCRIPTION OF A SLIDE PRESENTATION THAT IS BEING USED BY
PLUM CREEK TIMBER COMPANY, INC.

[Plum Creek LOGO]

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED BY PLUM CREEK WITH THE
SECURITIES AND EXCHANGE COMMISSION (the "SEC") REGARDING THE BUSINESS
COMBINATION TRANSACTION REFERENCED IN THE FOLLOWING INFORMATION WHEN IT BECOMES
AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY
HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN
AVAILABLE) AND OTHER DOCUMENTS FILED BY PLUM CREEK AT THE SEC'S WEB SITE AT
WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY
ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER
COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA,
98104-4096.

Plum Creek and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Plum Creek's stockholders to adopt the agreement providing for Plum Creek's acquisition of The Timber
Company. The participants in this solicitation may include the directors and executive officers of Plum Creek, who may have an interest in the transaction including as a result of holding shares or options of Plum Creek. A detailed list of the names and interests of Plum Creek's directors and executive officers is contained in Plum Creek's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.

This presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning the financial conditions, results of operations and businesses of Plum Creek and The Timber Company and, assuming the consummation of the merger, a combined Plum Creek and The Timber Company, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The factors include, but are not limited to, those listed in Plum Creek's 1999
Annual Report on Form 10-K and The Timber Company's 1999 Annual Report on Form
10-K, as well as the inability to obtain, or meet conditions imposed for, governmental rulings and approvals for the transaction; the failure of the Plum
Creek or The Timber Company's stockholders to approve the transaction; the risk that the Plum Creek and The Timber Company businesses will not be successfully integrated; the costs related to the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and
other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the SEC.

PLUM CREEK OVERVIEW

O    4th largest U.S. timberland owner
     - 3.2 million acres across 4 diverse regions
o    Leading forestry and land management capabilities
o    11 manufacturing facilities
     - Lumber (6), Plywood (2), Remanufacturing (2), MDF (1)
o    Ideal structure to capitalize on the economic benefits of timberland ownership

FINANCIAL OVERVIEW

1999 Total EBITDA - $250.7 million*

[Pie graph illustrating the following:]

Southern Timber: 20%
Lumber: 14%
Panels: 14%
Higher and Better Use Land Sales: 7%
Northern Timber: 45%

* EBITDA defined as Operating Income plus Depreciation, depletion and amortiza-
tion; Percentages are before corporate and eliminations

STRATEGIC FOCUS

o    Expand timber base through creative, disciplined acquisitions
o    Pursue special business opportunities to leverage distinct core competencies
o    Operate business to deliver maximum shareholder value

GROWTH IN RESOURCE BASE

[Bar graph illustrating the following:]

1992:
     - Acquisitions: not applicable
     - Original Land Base: 1.18 Acres (MM)
     - Merchantable Timber: approximately 16 (MM Cunits)

1993:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1994:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1995:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 22 (MM Cunits)

1996:
     - Acquisitions: 0.87 and 0.54 Acres (MM)
     - Original Land Base: 1.05 Acres (MM)
     - Merchantable Timber: approximately 24 (MM Cunits)

1997:
     - Acquisitions: 0.87 and 0.54 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1998:
     - Acquisitions: 0.87, 0.54 and 0.91 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 34 (MM Cunits)

1999:
     - Acquisitions: 0.87, 0.54 and 0.91 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 34 (MM Cunits)

FINANCIAL PERFORMANCE

Total Annualized Return on Investment Since Inception*

[Bar graph illustrating the following:]

Plum Creek Timber: 22.5% (12.1% Stock Return; 10.4% Dividend Reinvestment)
S&P 500: 17.9%
Dow Jones: 16.2%
S&P Paper & Forest Products: 6.3%

Source: Factset: For the period 7/1/1989 to 6/30/2000. Includes reinvestment of dividends

MARKET CONDITIONS

o Lumber and structural panel prices adversely impacted by increases in production capacity coupled with a decline in housing activity
o Housing starts stabilizing at 1.5 million/year
o Log prices remain stable compared to lumber and structural panel prices

Timberland Acquisitions

Investment Thesis
o Returns superior to S&P 500
  - 13.6% vs. 12.2% from 1960-1999
o Renewable resource with predictable growth
o Long-term real price appreciation
o High operating margins - consistent free cash flow
o Excellent portfolio diversification

Timberland Acquisitions

Real Price Appreciation

[Line graph illustrating the following]

Douglas-fir #2

Approx. Date	Approx. Indexed Real Price Appreciation

approx. 1/74	approx. 100
approx. 1/77	approx. 115
approx. 1/80	approx. 195
approx. 1/83	approx. 130
approx. 1/86	approx. 120
approx. 1/89	approx. 200
approx. 1/92	approx. 400
approx. 1/95	approx. 325
approx. 1/97	approx. 315

[Trendline depicting Indexed Real Price Appreciation for Douglas-fir #2]

Southern Sawtimber

Approx. Date	Approx. Indexed Real Price Appreciation
approx. 1/74	approx. 100
approx. 1/77	approx. 75
approx. 1/80	approx. 90
approx. 1/83	approx. 90
approx. 1/86	approx. 100
approx. 1/89	approx. 105
approx. 1/92	approx. 125
approx. 1/95	approx. 165
approx. 1/97	approx. 210

[Trendline depicting Indexed Real Price Appreciation for Southern Sawtimber]

CAGR

'74-89	'89-99
2.9%	6.5%
0.4%	6.5%

Source: Loglines Pricing Report and the Industrial Forestry Association

Timberland Acquisitions

Consolidation Opportunities

[Pie graph illustrating the following]

Timberland Ownership
Non-Industrial Private Holdings	85.0%
Top 15 Industrial Companies	12.2%
Other Industrial Companies	2.9%

Based on American Forest & Paper Association report's estimated 358 million acres of classified "Timberlands" owned by forest industry and private non-industrial owners.

INVESTMENT CASE

o    Large, valuable, diverse timber holdings
o    Focused growth strategies
o    Unique REIT structure
     - Single layer, capital gains rate taxation
     - Difficult to duplicate
o    Outstanding track record
o    Part of Russell 1000 Index

THE TIMBER COMPANY OVERVIEW
[The Timber Company LOGO]

Financial Overview

[Pie graph illustrating the following:]

1999 Sales = $442 million
Southwest: 32.5%
Southeast Coastal 21.0%
South Central: 17.7%
West/North: 15.7%
Piedmont: 9.3%
Non-timber: 3.8%

[Pie graph illustrating the following:]

1999 Revenue Source
Softwood Sawtimber: 80%
Softwood Pulpwood: 9%
Hardwood Sawtimber: 4%
Hardwood Pulpwood: 2%
Other Income: 5%

Company Overview

o    A separate operating group of its parent, Georgia-Pacific
o    Third-largest private timberland owner in the U.S., owns and operates approximately 4.7 million acres
o    Does not own or operate logging equipment or converting facilities

POWER OF COMBINED OPERATIONS

[Graphic illustrating the following:]

Plum Creek
3.2 million acres
$1.5 billion market capitalization

+

The Timber Company
4.7 million acres
$2.2 billion market capitalization

Combined Operations
7.9 million acres
Second largest timberland owner in U.S.
Presence in major U.S. timber regions (19 states)
Approximately $4.0 billion in equity market capitalization
Combined annual operating synergies of $15 million
Acquisition growth record
Less reliant on manufacturing operations

*Based on closing prices on 10/4/00

COMBINED OPERATIONS

[Map of the United States illustrating the following:]

West: 571,000
South: 4,463,000
Northeast: 1,164,000
Midwest: 251,000
Rocky Mountain: 1,488,000
Total: 7,939,000

[Location of Plywood plants: Montana]

[Locations of Sawmills: Montana, Arkansas, Louisiana]

[Locations of Remanufacturing Facilities: Idaho, Montana]

[Location of MDF Plant: Montana]

[Map of United States color coded to illustrate acreage concentration by state]

TOP 10 U.S. TIMBERLAND OWNERS

Rank/NameU.S	Timberlands Acres (mm)
1. International Paper	12.5
2. New Plum Creek	7.9
3. Weyerhaeuser	5.7
4. Hancock Timber Resource Group	2.6
5. Boise Cascade	2.3
6. Rayonier	2.2
7. Temple -Inland	2.2
8. Mead	2.1
9. Williamette	1.7
10. Potlatch	1.5

MERGER TERMS

Transaction:              Spin-merger of The Timber Company into Plum Creek
Consideration:            1.37 fixed exchange ratio
Enterprise Value*:        Approximately $3.2 billion
Equity Value*:            Approximately $2.5 billion
Board of Directors:       Existing Plum Creek directors plus three new
Expected Closing Date:    First quarter 2001
*Based on PCL closing price on 10/4/00

ATTRACTIVE PURCHASE PRICE

[Bar graph illustrating the following:]

Transaction Value / LTM EBITDA
Plum Creek: 10x
Private Market Transactions (a): 12x - 15x

[Bar graph illustrating the following:]

Price Per Acre
Plum Creek: $788
Private Market Transactions (a): >$1,000

(a) Based on Plum Creek management estimates for comparable transactions

VALUE CREATION OPPORTUNITIES

o    Optimization of company-wide lands
     - Improve log merchandising
     - Increase sales flexibility (new G-P supply agreement)
     - Capture full potential of real estate lands
     - Exploit ancillary land uses
     - Manage through economic cycles in regional markets

FAVORABLE MARKET POSITION

New Plum Creek will be one of the largest forest product companies and REITs in terms of market capitalization:

Top 5 US Forest Companies		Top 5 REITs
Company	Market Cap($bn)	Company	Market Cap($bn)

1. International Paper	15.2	1. Equity Office Properties	10.7
2. Weyerhaeuser	8.7	2. Equity Residential	6.9
3. Georgia-Pacific/Ft. James	5.6	3. Simon Property Group	5.6
4. Plum Creek	4.0	4. Spieker Properties	4.3
5. Williamette	3.2	5. Plum Creek	4.0

Note: Stock prices as of 10/4/2000.

IMPROVED STOCK CHARACTERISTICS

Increased liquidity and institutional ownership

[Pie graph illustrating the following:]

Plum Creek Pre-Merger Ownership
Other: 58%
Insider: 28%
Institutional: 14%

[Pie graph illustrating the following:]

Plum Creek Post-Merger Ownership
Other: 34%
Insider: 12%
Institutional: 54%

Note: at 7/18/00

TRANSACTION TIMETABLE

July                            o   Announce transaction
October                       o   File proxy/prospectus
December - January              o   Receive private letter ruling
                                o   Distribute proxy materials
                                o   Shareholder meetings
March                           o   Close Transaction

STRATEGIC RATIONALE

                o   7.9 million acres, 19 states, major presence in all timber regions
Resource        o   Second largest Timberland owner
Value           o   Market diversification and long-term biological growth
                    potential
                o    Dominance in favorable Southern region

Financial       o   Immediately accretive to cash flow and earnings
Benefits        o   Enhances financial flexibility from stronger balance sheet
                o   Well-positioned for future growth

                o   $15 million in cost savings per year
Operational     o   Significant opportunities for additional operating
Synergies           improvements
                o   Benefits from new G-P fiber-supply agreement

                o   Estimated $4.0 billion market capitalization
Improved        o   Top five market capitalization - forest product companies
Stock               and REITs
                o   Increased institutional shareholder base
                o   "Must have" timber investment

[Plum Creek LOGO]